UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
3 May 2023
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant’s name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-265452-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the tensions between China and Taiwan; market related risks, trends and developments; exposure to counterparty risk; instability in the global financial markets, including within the Eurozone, and as a result of the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; risks concerning borrower and counterparty credit quality; longevity risks affecting defined benefit pension schemes; risks related to the uncertainty surrounding the integrity and continued existence of reference rates; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions), including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2023 and is being incorporated by reference into the Registration Statement with File No. 333-265452-01.

FINANCIAL REVIEW
Income statement
The Group’s statutory profit before tax for the first three months of 2023 was £2,068 million, £611 million higher than the same period in 2022. Higher total income was partly offset by higher operating expenses and the impact of an increased impairment charge. Profit for the period was £1,513 million (three months ended 31 March 2022: £1,517 million).
Total income for the first three months was £4,629 million, an increase of 21 per cent on 2022, primarily reflecting higher net interest income in the quarter.
Net interest income of £3,542 million was up 21 per cent on the prior year, driven by stronger margins and higher average interest-earning banking assets. Relative to the prior year, the net interest margin benefitted from the higher interest rate environment. Average interest-earning banking assets were higher compared to the first three months of 2022, supported by growth in the open mortgage book and Retail unsecured.
Other income was £199 million higher at £1,087 million in the three months ended 31 March 2023 compared to £888 million in the same period last year. Net fee and commission income increased to £322 million, compared to £301 million in the first quarter of 2022 due to higher card and other transaction-based income streams, reflecting improved levels of customer activity. Net trading income was £51 million higher at £142 million in the three months ended 31 March 2023, in part reflecting the change in fair value of interest rate derivatives and foreign exchange contracts in the banking book not mitigated through hedge accounting. Other operating income increased to £623 million compared to £496 million in the three months ended 31 March 2022 as a result of higher gains on the disposal of financial assets at fair value through other comprehensive income.
Total operating expenses of £2,315 million were 6 per cent higher than in the prior year. This reflects higher planned strategic investment, new business costs and inflationary effects. In the first three months of 2023 the Group recognised remediation costs of £17 million in relation to pre-existing programmes (three months ended 31 March 2022: £33 million). There have been no further charges relating to HBOS Reading since the year end and the provision held continues to reflect the Group’s best estimate of its full liability, albeit uncertainties remain. Following the FCA’s Motor Market review, the Group continues to receive complaints and is engaging with the Financial Ombudsman Service in respect of historical motor commission arrangements. The remediation and financial impact, if any, is uncertain.
Impairment was a net charge of £246 million (three months ended 31 March 2022: £178 million). There was a pre-updated multiple economic scenarios (MES) charge of £324 million in the period (three months ended 31 March 2022: £151 million), reflecting the expected credit loss (ECL) allowance build from Stage 1 loans rolling forward into a more adverse economic outlook, as well as increased flows to default primarily driven by legacy UK mortgage portfolios and charges on existing Stage 3 clients in Commercial Banking. The Group also recognised a net £78 million MES credit (three months ended 31 March 2022: £27 million charge) as a result of the slightly improved economic outlook in the first quarter.
Modest observed deterioration has translated to a small underlying net increase in Stage 3 balances within UK mortgages (when excluding the impact from the exit of £2.5 billion of legacy Retail mortgage loans). Unsecured flow to default rates are essentially flat. Stage 2 loans and advances to customers decreased to £56 billion (31 December 2022: £60 billion) largely as a result of the updated economic outlook, with 94 per cent up to date (31 December 2022: 94 per cent). Stage 3 assets were £8 billion as at 31 March 2023 (31 December 2022: £8 billion).
The Group recognised a tax expense of £555 million in the period compared to £407 million in the first three months of 2022.

FINANCIAL REVIEW (continued)
Balance sheet
Total assets were £740 million higher at £617,668 million at 31 March 2023 compared to £616,928 million at 31 December 2022. Cash and balances at central banks rose by £6,628 million to £78,633 million reflecting increased liquidity holdings. Financial assets at amortised cost were £7,925 million lower at £483,471 million compared to £491,396 million at 31 December 2022 with debt securities £2,001 million higher, offset by a reduction in reverse repurchase agreements of £7,960 million and loans and advances to customers of £2,663 million to £432,964 million. The reduction in loans and advances to customers largely resulted from the exit of £2.5 billion of legacy Retail mortgage loans (including £2.1 billion in the closed mortgage book), an additional reduction of £0.6 billion in the open mortgage book and repayments of government-backed lending in Commercial Banking, partly offset by £1.2 billion growth in other Retail lending, principally unsecured. Financial asset at fair value through other comprehensive income decreased £919 million as a result of asset sales during the quarter. Other assets increased £3,007 million, reflecting higher settlement balances and retirement benefit assets, partly offset by lower deferred tax assets.
Total liabilities were £2,607 million lower at £575,262 million compared to £577,869 million at 31 December 2022. Customer deposits at £– million decreased by £4,443 million since the end of 2022 including a decrease in Retail current account balances of £3.5 billion from seasonal customer outflows, including tax payments, higher spend and a more competitive market, including from UK Government National Savings and Investments offers and the Group’s own savings rates. Retail savings increased slightly during the quarter, capturing some of the movements from elsewhere in the deposit base. In addition, there were decreases in deposits from banks of £1,749 million and repurchase agreements at amortised cost of £1,254 million. Offsetting these reductions, debt securities in issue increased by £3,279 million following issuances during the quarter and other liabilities increased £1,234 million as a result of higher settlement balances.
Total equity increased from £39,059 million at 31 December 2022 to £42,406 million at 31 March 2023, as a result of the profit for the period, positive movements in the cash flow hedging reserve, pension scheme remeasurements, and issuances of other equity instruments.

Capital
The Group’s common equity tier 1 (CET1) capital ratio increased from 14.8 per cent at 31 December 2022 to 15.0 per cent at 31 March 2023. The increase largely reflected profits for the first three months of the year, partly offset by accelerated pension deficit contributions made to the Group’s three main defined benefit pension schemes, phased reductions in IFRS 9 transitional relief and the acquisition of Hamsard 3352 Limited (“Tusker”).
The Group’s total capital ratio increased from 20.5 per cent at 31 December 2022 to 21.2 per cent at 31 March 2023 reflecting the increase in CET1 capital, the issuance of a new AT1 capital instrument and an increase in eligible provisions recognised through Tier 2 capital.
Risk-weighted assets have remained flat at £174.9 billion at 31 March 2023, largely reflecting capital efficient securitisation activity and other optimisation, offset by the growth in Retail unsecured lending and other movements. CRD IV model changes reflecting the revised regulatory standards introduced in 2022 remain subject to approval by the PRA with the resultant risk-weighted asset outcome dependent upon this. Further clarification is expected later this year. The Group expects an increase in risk-weighted assets from this clarification.
The Group’s UK leverage ratio increased from 5.4 per cent at 31 December 2022 to 5.7 per cent at 31 March 2023 reflecting the increase in total tier 1 capital and a reduction in the leverage exposure measure principally related to a decrease in securities financing transactions.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2023 £m	Three months ended 31 Mar 2022 £m

Net interest income	3,542	2,922
Other income	1,087	888
Total income	4,629	3,810
Operating expenses	(2,315)	(2,175)
Impairment	(246)	(178)
Profit before tax	2,068	1,457
Tax expense	(555)	(407)
Profit for the period	1,513	1,050

Profit attributable to ordinary shareholders	1,430	986
Profit attributable to other equity holders	78	55
Profit attributable to equity holders	1,508	1,041
Profit attributable to non-controlling interests	5	9
Profit for the period	1,513	1,050

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2023 £m	At 31 Dec 2022 £m

Assets
Cash and balances at central banks	78,633	72,005
Financial assets at fair value through profit or loss	1,481	1,371
Derivative financial instruments	3,696	3,857
Loans and advances to banks	8,722	8,363
Loans and advances to customers	432,964	435,627
Reverse repurchase agreements	31,299	39,259
Debt securities	9,332	7,331
Due from fellow Lloyds Banking Group undertakings	1,154	816
Financial assets at amortised cost	483,471	491,396
Financial assets at fair value through other comprehensive income	21,927	22,846
Other assets	28,460	25,453
Total assets	617,668	616,928

Liabilities
Deposits from banks	2,909	4,658
Customer deposits	441,729	446,172
Repurchase agreements at amortised cost	47,336	48,590
Due to fellow Lloyds Banking Group undertakings	3,148	2,539
Financial liabilities at fair value through profit or loss	5,124	5,159
Derivative financial instruments	5,578	5,891
Debt securities in issue	52,335	49,056
Other liabilities	10,445	9,211
Subordinated liabilities	6,658	6,593
Total liabilities	575,262	577,869

Equity
Share capital	1,574	1,574
Share premium account	600	600
Other reserves	1,307	743
Retained profits	33,833	31,792
Ordinary shareholders’ equity	37,314	34,709
Other equity instruments	5,018	4,268
Non-controlling interests	74	82
Total equity	42,406	39,059
Total equity and liabilities	617,668	616,928

ADDITIONAL FINANCIAL INFORMATION
1.    Basis of presentation
This release covers the results of Lloyds Bank plc together with its subsidiaries (the Group) for the three months ended 31 March 2023.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2022 Annual Report on Form 20-F.
2.    UK economic assumptions
Base case and MES economic assumptions
The Group’s updated base case scenario has three conditioning assumptions: first, the war in Ukraine remains contained within its borders; second, the financial stress emerging from some weak bank/insurer business models in the context of rising bond yields does not become systemic; and third, the Bank of England accommodates above-target inflation in the medium term, recognising the economic costs and financial stability risks that might arise from a rapid return to the two per cent target.
Based on these assumptions and incorporating the economic data published in the first quarter for 2023, the Group’s base case scenario is for a mild contraction in economic activity and a modest rise in the unemployment rate alongside declines in residential and commercial property prices, following increases in UK Bank Rate in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 31 March 2023	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%

Gross domestic product	(0.2)	(0.2)	(0.3)	0.1	0.3	0.5	0.4	0.4
Unemployment rate	3.9	4.2	4.4	4.7	4.9	4.9	5.0	5.0
House price growth	0.4	(5.1)	(7.5)	(5.3)	(6.8)	(5.4)	(3.1)	(1.2)
Commercial real estate price growth	(19.3)	(21.9)	(17.8)	(2.8)	(1.3)	(0.8)	(0.7)	(0.3)
UK Bank Rate	4.25	4.25	4.25	4.25	4.00	3.75	3.50	3.50
CPI inflation	10.0	7.2	5.3	3.2	3.0	2.8	3.3	3.2

ADDITIONAL FINANCIAL INFORMATION (continued)
2.    UK economic assumptions (continued)
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2023	2023%	2024%	2025%	2026%	2027%	2023-2027 average %

Upside
Gross domestic product	0.6	1.8	1.9	1.8	1.7	1.5
Unemployment rate	3.0	2.8	2.9	2.9	3.0	2.9
House price growth	(3.1)	4.9	7.1	5.9	4.8	3.8
Commercial real estate price growth	6.9	3.3	2.4	3.2	3.2	3.8
UK Bank Rate	4.88	5.36	5.11	5.15	5.16	5.13
CPI inflation	6.5	3.4	3.4	3.3	4.0	4.1

Base case
Gross domestic product	(0.6)	0.8	1.8	1.8	1.7	1.1
Unemployment rate	4.3	4.9	5.0	4.7	4.6	4.7
House price growth	(5.3)	(1.2)	1.0	2.0	2.8	(0.2)
Commercial real estate price growth	(2.8)	(0.3)	1.4	2.7	3.2	0.8
UK Bank Rate	4.25	3.69	3.25	3.25	3.25	3.54
CPI inflation	6.4	3.1	2.6	2.1	2.5	3.3

Downside
Gross domestic product	(1.8)	(0.6)	1.6	1.8	1.7	0.5
Unemployment rate	5.6	7.3	7.3	6.9	6.6	6.7
House price growth	(7.2)	(7.2)	(5.8)	(2.5)	0.4	(4.5)
Commercial real estate price growth	(11.6)	(6.1)	(1.2)	0.6	2.3	(3.3)
UK Bank Rate	3.60	1.84	1.18	1.13	1.11	1.77
CPI inflation	6.5	2.9	1.8	0.8	0.9	2.6

Severe downside
Gross domestic product	(3.4)	(1.8)	1.2	1.6	1.7	(0.2)
Unemployment rate	7.6	10.4	10.3	9.7	9.1	9.4
House price growth	(9.6)	(15.4)	(14.7)	(8.8)	(3.0)	(10.4)
Commercial real estate price growth	(24.1)	(14.4)	(8.8)	(2.1)	2.6	(9.9)
UK Bank Rate – modelled	2.63	0.21	0.04	0.03	0.02	0.59
UK Bank Rate – adjusted[1]	5.94	6.25	3.81	3.25	3.25	4.50
CPI inflation – modelled	6.4	2.4	0.6	(1.0)	(1.2)	1.4
CPI inflation – adjusted[1]	11.7	9.5	5.2	4.5	4.0	7.0

Probability-weighted
Gross domestic product	(0.9)	0.4	1.7	1.8	1.7	0.9
Unemployment rate	4.6	5.6	5.6	5.3	5.2	5.2
House price growth	(5.6)	(2.6)	(0.8)	0.7	2.1	(1.3)
Commercial real estate price growth	(4.7)	(2.4)	(0.1)	1.8	2.9	(0.5)
UK Bank Rate – modelled	4.08	3.29	2.86	2.86	2.86	3.19
UK Bank Rate – adjusted[1]	4.41	3.89	3.24	3.18	3.18	3.58
CPI inflation – modelled	6.5	3.1	2.4	1.8	2.1	3.2
CPI inflation – adjusted[1]	7.0	3.8	2.8	2.3	2.6	3.7
1    The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Loans and advances to customers and expected credit loss allowance

At 31 March 2023	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	257,368	39,264	3,486	8,603	308,721	12.7	1.1
Credit cards	11,457	3,301	302	–	15,060	21.9	2.0
Loans and overdrafts	8,524	1,776	254	–	10,554	16.8	2.4
UK Motor Finance	12,213	2,585	148	–	14,946	17.3	1.0
Other	14,407	618	156	–	15,181	4.1	1.0
Retail	303,969	47,544	4,346	8,603	364,462	13.0	1.2
Small and Medium Businesses	30,261	5,059	1,619	–	36,939	13.7	4.4
Corporate and Institutional Banking	33,759	3,386	1,697	–	38,842	8.7	4.4
Commercial Banking	64,020	8,445	3,316	–	75,781	11.1	4.4
Other[1]	(2,771)	–	–	–	(2,771)
Total gross lending	365,218	55,989	7,662	8,603	437,472	12.8	1.8
ECL allowance on drawn balances	(752)	(1,695)	(1,836)	(225)	(4,508)
Net balance sheet carrying value	364,466	54,294	5,826	8,378	432,964

Customer related ECL allowance (drawn and undrawn)

UK mortgages	142	497	328	225	1,192
Credit cards	182	454	121	–	757
Loans and overdrafts	191	350	130	–	671
UK Motor Finance[2]	94	83	78	–	255
Other	18	18	52	–	88
Retail	627	1,402	709	225	2,963
Small and Medium Businesses	126	267	153	–	546
Corporate and Institutional Banking	124	197	978	–	1,299
Commercial Banking	250	464	1,131	–	1,845
Other	–	–	–	–	–
Total	877	1,866	1,840	225	4,808

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers

UK mortgages	0.1	1.3	9.4	2.6	0.4
Credit cards	1.6	13.8	40.1	–	5.0
Loans and overdrafts	2.2	19.7	51.2	–	6.4
UK Motor Finance	0.8	3.2	52.7	–	1.7
Other	0.1	2.9	33.3	–	0.6
Retail	0.2	2.9	16.3	2.6	0.8
Small and Medium Businesses	0.4	5.3	9.5	–	1.5
Corporate and Institutional Banking	0.4	5.8	57.6	–	3.3
Commercial Banking	0.4	5.5	34.1	–	2.4
Other		–	–	–
Total	0.2	3.3	24.0	2.6	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

ADDITIONAL FINANCIAL INFORMATION (continued)
3.    Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers

UK mortgages	257,517	41,783	3,416	9,622	312,338	13.4	1.1
Credit cards	11,416	3,287	289	–	14,992	21.9	1.9
Loans and overdrafts	8,357	1,713	247	–	10,317	16.6	2.4
UK Motor Finance	12,174	2,245	154	–	14,573	15.4	1.1
Other	13,990	643	157	–	14,790	4.3	1.1
Retail	303,454	49,671	4,263	9,622	367,010	13.5	1.2
Small and Medium Businesses	30,781	5,654	1,760	–	38,195	14.8	4.6
Corporate and Institutional Banking	31,729	4,778	1,588	–	38,095	12.5	4.2
Commercial Banking	62,510	10,432	3,348	–	76,290	13.7	4.4
Other[1]	(3,198)	–	–	–	(3,198)
Total gross lending	362,766	60,103	7,611	9,622	440,102	13.7	1.7
ECL allowance on drawn balances	(678)	(1,792)	(1,752)	(253)	(4,475)
Net balance sheet carrying value	362,088	58,311	5,859	9,369	435,627

Customer related ECL allowance (drawn and undrawn)

UK mortgages	92	553	311	253	1,209
Credit cards	173	477	113	–	763
Loans and overdrafts	185	367	126	–	678
UK Motor Finance[2]	95	76	81	–	252
Other	16	18	52	–	86
Retail	561	1,491	683	253	2,988
Small and Medium Businesses	129	271	149	–	549
Corporate and Institutional Banking	110	208	924	–	1,242
Commercial Banking	239	479	1,073	–	1,791
Other	–	–	–	–	–
Total	800	1,970	1,756	253	4,779

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers

UK mortgages	–	1.3	9.1	2.6	0.4
Credit cards	1.5	14.5	39.1	–	5.1
Loans and overdrafts	2.2	21.4	51.0	–	6.6
UK Motor Finance	0.8	3.4	52.6	–	1.7
Other	0.1	2.8	33.1	–	0.6
Retail	0.2	3.0	16.0	2.6	0.8
Small and Medium Businesses	0.4	4.8	8.5	–	1.4
Corporate and Institutional Banking	0.3	4.4	58.2	–	3.3
Commercial Banking	0.4	4.6	32.0	–	2.3
Other		–	–	–
Total	0.2	3.3	23.1	2.6	1.1
1    Contains centralised fair value hedge accounting adjustments.
2    UK Motor Finance for Stages 1 and 2 include £92 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	3 May 2023